Ainos, Inc.
8880 Rio San Diego Drive, Ste. 800
San Diego, CA 92108

August 4, 2022

 VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ainos, Inc.
Registration Statement on Form S-1
(File No. 333-264527)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Ainos, Inc., a Texas corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-1 (File No. 333-264527), initially filed with the U.S. Securities and Exchange Commission on April 28, 2022, be accelerated so that the registration statement becomes effective at 5:00 p.m. Eastern Time on August 8, 2022, or as soon thereafter as practicable.

If you have any questions or comments, please contact Carol Stubblefield of Baker McKenzie LLP at (212) 626 4729.

Very truly yours,

AINOS, INC.

By:	/s/ Chun-Hsien Tsai
Chun-Hsien Tsai
Chief Executive Officer